SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

YPF Sociedád Anonima

ITEM

1 Translation of Condensed Interim Consolidated Financial Statements as of March 31, 2016 and Comparative Information.

SOCIEDAD ANONIMA Condensed Interim Consolidated Financial Statements as of March 31, 2016 and Comparative Information

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2016 AND COMPARATIVE INFORMATION

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

Macacha Güemes 515 – Autonomous City of Buenos Aires, Argentina

FISCAL YEAR NUMBER 40

BEGINNING ON JANUARY 1, 2016

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2016 AND FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2016 AND COMPARATIVE INFORMATION

LEGAL INFORMATION

Principal business of the Company: exploration, development and production of oil, natural gas and other minerals and refining, transportation, marketing and distribution of oil and petroleum products and petroleum derivatives, including petrochemicals, chemicals and non-fossil fuels, biofuels and their components; production of electric power from hydrocarbons; rendering telecommunications services, as well as the production, industrialization, processing, marketing, preparation services, transportation and storage of grains and its derivatives.

Filing with the Public Register: Bylaws filed on February 5, 1991 under No. 404, Book 108, Volume “A”, Corporations, with the Public Registry of Buenos Aires City, in charge of Inspección General de Justicia (Argentine Registrar of Companies); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5109, Book 113, Volume “A”, Corporations, with the above mentioned Registry.

Duration of the Company: through June 15, 2093.

Last amendment to the bylaws: April 29, 2016.(2)

Optional Statutory Regime related to Compulsory Tender Offer provided by Decree No. 677/2001 art. 24: not incorporated (modified by Law No. 26,831).

Capital structure as of March 31, 2016

(expressed in Argentine pesos)

– Subscribed, paid-in and authorized for stock exchange listing	3	,	933,127,930(1)

(1)	Represented by 393,312,793 shares of common stock, Argentine pesos 10 per value and 1 vote per share.
(2)	In process of registration with the Argentine Securities Commission and the Argentine Registrar of Companies

MIGUEL ANGEL GUTIERREZ
President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(Amounts expressed in millions of Argentine Pesos, except shares and per share amounts expressed in Argentine Pesos, and as otherwise indicated – Note 1.b)

	Notes	March 31, 2016	December 31, 2015
ASSETS
Noncurrent Assets
Intangible assets	7.a	8,258	7,279
Fixed assets	7.b	307,964	270,905
Investments in companies	7.c	4,839	4,372
Deferred income tax assets, net	7.i	736	954
Other receivables	7.e	2,582	2,501
Trade receivables	7.f	378	469

Total noncurrent assets		324,757	286,480

Current Assets
Inventories	7.d	20,555	19,258
Other receivables	7.e	14,888	19,413
Trade receivables	7.f	30,756	22,111
Investment in financial assets	6	1,134	804
Cash and cash equivalents	7.g	26,163	15,387

Total current assets		93,496	76,973

TOTAL ASSETS		418,253	363,453

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		10,389	10,349
Reserves, other comprehensive income and retained earnings		126,467	110,064

Shareholders’ equity attributable to the shareholders of the parent company		136,856	120,413

Non-controlling interest		(93)	48

TOTAL SHAREHOLDERS’ EQUITY		136,763	120,461

LIABILITIES
Noncurrent Liabilities
Provisions	7.h	45,014	39,623
Deferred income tax liabilities, net	7.i	49,399	44,812
Taxes payable		185	207
Loans	7.j	104,086	77,934
Accounts payable	7.k	633	625

Total noncurrent liabilities		199,317	163,201

Current Liabilities
Provisions	7.h	2,127	2,009
Income tax liability		1,587	1,487
Taxes payable		5,309	6,047
Salaries and social security		2,033	2,452
Loans	7.j	30,912	27,817
Accounts payable	7.k	40,205	39,979

Total current liabilities		82,173	79,791

TOTAL LIABILITIES		281,490	242,992

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		418,253	363,453

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL ANGEL GUTIERREZ
President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2016 AND 2015

(amounts expressed in millions of Argentine Pesos, except shares and per share amounts expressed in Argentine Pesos, and as otherwise indicated – Note 1.b)

		For the three-month period ended March 31,
	Notes	2016	2015
Revenues	7.l	46,934	34,702
Cost of sales	7.m	(40,131)	(26,076)

Gross profit		6,803	8,626

Selling expenses	7.n	(3,045)	(2,592)
Administrative expenses	7.n	(1,486)	(1,198)
Exploration expenses	7.n	(454)	(191)
Other operating results, net	7.o	(200)	(176)

Operating income		1,618	4,469

Income on investments in companies	8	97	(38)

Financial income	7.p	9,121	1,774
Financial loss	7.p	(5,480)	(2,274)
Other financial results	7.p	377	115

Financial results, net	7.p	4,018	(385)

Net income before income tax		5,733	4,046

Income tax	7.i	(4,878)	(1,937)

Net income for the period		855	2,109

Net income for the period attributable to:
– Shareholders of the parent company		996	2,127
– Non-controlling interest		(141)	(18)

Earnings per share attributable to shareholders of the parent company basic and diluted	10	2.54	5.42

Other comprehensive income
Translation differences from investments in companies (1)		(535)	(83)
Translation differences from YPF S.A. (2)		15,942	2,514

Total other comprehensive income for the period (3)		15,407	2,431

Total comprehensive income for the period		16,262	4,540

(1)	Will be reversed to net income at the moment of the sale of the investment or full or partial reimbursement of the capital.
(2)	Will not be reversed to net income.
(3)	Entirely assigned to the parent company’s shareholders.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL ANGEL GUTIERREZ
President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2016 AND 2015

(amounts expressed in millions of Argentine Pesos, except shares and per share amounts expressed in Argentine Pesos, and as otherwise indicated – Note 1.b)

	For the three-month period ended March 31, 2016
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share- based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Amount at beginning of year	3,922	6,083	11	18	67	(277)	(115)	640	10,349
Accrual of share-based benefit plans	—	—	—	—	40	—	—	—	40
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—

Amount at end of period	3,922	6,083	11	18	107	(277)	(115)	640	10,389

	For the three-month period ended March 31, 2016
	Reserves								Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Initial IFRS adjustment	Other comprehensive income		Retained earnings	Parent company’s shareholders	Non-controlling interest	Total shareholders’ equity
Amount at beginning of year	2,007	5	21,264	440	3,648	78,115		4,585	120,413	48	120,461
Accrual of share-based benefit plans	—	—	—	—	—	—		—	40	—	40
Other comprehensive income	—	—	—	—	—	15,407		—	15,407	—	15,407
Net income	—	—	—	—	—	—		996	996	(141)	855

Amount at end of period	2,007	5	21,264	440	3,648	93,522	(1)	5,581	136,856	(93)	136,763

(1)	Includes 96,924 corresponding to the effect of the translation of the financial statements of YPF S.A. and (3,402) corresponding to the effect of the translation of the financial statements of investments in companies with functional currency different to dollar, as detailed in Note 1.b.1 to the Annual Consolidated Financial Statements.

MIGUEL ANGEL GUTIERREZ
President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2016 AND 2015 (Cont.)

(amounts expressed in millions of Argentine Pesos, except shares and per share amounts expressed in Argentine Pesos, and as otherwise indicated – Note 1.b)

	For the three-month period ended March 31, 2015
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share- based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Amount at beginning of year	3,922	6,083	11	18	51	(310)	(15)	640	10,400
Accrual of share-based benefit plans	—	—	—	—	27	—	—	—	27
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—

Amount at end of period	3,922	6,083	11	18	78	(310)	(15)	640	10,427

	For the three-month period ended March 31, 2015
	Reserves								Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Initial IFRS adjustment	Other comprehensive income		Retained earnings	Parent company’s shareholders	Non-controlling interest	Total shareholders’ equity
Amount at beginning of year	2,007	5	12,854	320	3,648	34,363		9,033	72,630	151	72,781
Accrual of share-based benefit plans	—	—	—	—	—	—		—	27	—	27
Other comprehensive income	—	—	—	—	—	2,431		—	2,431	—	2,431
Net income	—	—	—	—	—	—		2,127	2,127	(18)	2,109

Amount at end of period	2,007	5	12,854	320	3,648	36,794	(1)	11,160	77,215	133	77,348

(1)	Includes 38,278 corresponding to the effect of the translation of the financial statements of YPF S.A. and (1,484) corresponding to the effect of the translation of the financial statements of investments in companies with functional currency different to dollar, as detailed in Note 1.b.1 to the Annual Consolidated Financial Statements.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL ANGEL GUTIERREZ
President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2016 AND 2015

(Amounts expressed in millions of Argentine Pesos, except shares and per share amounts expressed in Argentine Pesos, and as otherwise indicated – Note 1.b)

	For the three-month periods ended March 31,
	2016	2015
Operating activities:
Net income	855	2,109
Adjustments to reconcile net income to cash flows provided by operating activities:
Result on investments in companies	(97)	38
Depreciation of fixed assets	10,534	5,564
Amortization of intangible assets	153	69
Consumption of materials and retirement of fixed assets and intangible assets, net of provisions	1,183	592
Charge on income tax	4,878	1,937
Net increase in provisions	1,092	903
Exchange differences, interest and other (1)	(4,666)	485
Share-based benefit plan	40	27
Accrued insurance	—	(511)
Changes in assets and liabilities:
Trade receivables	(7,966)	388
Other receivables	4,518	(548)
Inventories	1,089	266
Accounts payable	878	1,015
Taxes payables	(760)	1,111
Salaries and social security	(419)	(479)
Decrease in provisions due to payment/use	(354)	(393)
Dividends received	—	150
Proceeds from collection of lost profit insurance	607	—
Income tax payments	(740)	(792)

Net cash flows provided by operating activities	10,825	11,931

Investing activities:(2)
Acquisition of fixed assets and intangible assets	(17,303)	(15,628)
Contributions and acquisitions of interests in companies and joint operations	—	(2)
Investments in financial assets	(13)	—
Proceeds from collection of damaged property’s insurance	355	—

Net cash flows used in investing activities	(16,961)	(15,630)

Financing activities:
Payments of loans	(17,179)	(4,632)
Payments of interest	(3,515)	(1,379)
Proceeds from loans	36,603	10,784
Contribution of Non-controlling interest	50	—

Net cash flows provided by financing activities	15,959	4,773

Translation differences provided by cash and cash equivalents	953	207

Net increase in cash and cash equivalents	10,776	1,281

Cash and cash equivalents at the beginning of year	15,387	9,758
Cash and cash equivalents at the end of period	26,163	11,039

Net increase in cash and cash equivalents	10,776	1,281

COMPONENTS OF CASH AND CASH EQUIVALENTS AT THE END OF PERIOD
- Cash	22,927	9,893
- Cash equivalents	3,236	1,146

TOTAL CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	26,163	11,039

(1)	Does not include exchange differences generated by cash and cash equivalents, which is exposed separately in the statement.
(2)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	For the three-month periods ended March 31,
	2016	2015
Acquisition of fixed assets and concession extension easements not paid	4,482	4,502

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL ANGEL GUTIERREZ
President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine Pesos, except shares and per share amounts expressed in Argentine Pesos, and as otherwise indicated – Note 1.b)

1.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.a) Basis of preparation

The condensed interim consolidated financial statements of YPF S.A. (hereinafter “YPF” or the “Company”) and its controlled companies (hereinafter and all together, the “Group”) for the three-month period ended March 31, 2016, are presented in accordance with International Accounting Standards (“IAS”) No. 34 “Interim Financial Reporting”. The adoption of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) was determined by the Technical Resolution No. 26 (ordered text) issued by Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) and the Regulations of the Argentine Securities Commission (“CNV”).

Also, some additional information required by the Law 19,550 of Argentine Corporations and its amendments and/or regulations of the CNV, was included. Such information was included in the Notes to the mentioned condensed interim consolidated financial statements only to comply with regulatory requirements.

These condensed interim consolidated financial statements should be read in conjunction with the Annual Consolidated Financial Statements of the Group as of December 31, 2015 (“the Annual Consolidated Financial Statements”) prepared in accordance with IFRS.

These condensed interim consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on May 10, 2016.

These condensed interim consolidated financial statements corresponding to the three-month period ended on March 31, 2016 are unaudited. Management believes they include all necessary adjustments to fairly present the results of each period on a consistent basis with the Annual Consolidated Financial Statements. Results for the three-month period ended on March 31, 2016 do not necessarily reflect the proportion of the Group’s full-year results.

1.b) Significant Accounting Policies

The accounting policies adopted in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the Annual Consolidated Financial Statements, except for the valuation policy for Income Tax detailed in Note 7.i). The most significant accounting policies are described in Note 1.b) to such Annual Consolidated Financial Statements.

Functional and reporting currency

As mentioned in Note 1.b.1 to the Annual Consolidated Financial Statements YPF has defined the U.S. dollar as its functional currency. In addition, according to General Resolution No. 562 of the CNV, YPF shall submit its financial statements in Argentine Pesos.

1.c) Accounting Estimates and Judgments

The preparation of financial statements at a certain date requires Management to make estimates and assessments affecting the amount of assets and liabilities recorded, contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual future results might differ from the estimates and assessments made as of the date of preparation of these condensed interim consolidated financial statements.

In preparing these condensed interim consolidated financial statements, significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as those applied by the Group in the preparation of the Annual Consolidated Financial Statements, which are disclosed in Note 1.c) related to accounting estimates and judgments to those financial statements.

1.d) Comparative information

Amounts and other information corresponding to the year ended on December 31, 2015 and to the three-month period ended on March 31, 2015, are an integral part of the condensed interim consolidated financial statements previously mentioned and are intended to be read only in relation to these statements. Certain reclassifications have been made in order to present amounts comparatively with the current period.

2.	SEASONALITY OF OPERATIONS

Historically, the Group’s results have been subject to seasonal fluctuations during the year, particularly as a result of the increase in natural gas sales during the winter. After the 2002 devaluation of the Argentine Peso, and as a consequence of the natural gas price freeze imposed by the Argentine government, the use of natural gas has been diversified, generating an increase in demand throughout the entire year. However, sales of natural gas are still typically higher in the winter to the residential sector of the Argentine domestic market, which has lower prices than other sectors of the Argentine market. Notwithstanding the foregoing, under the “Additional Injection Stimulus Program” regulation (see Note 11.d) to the Annual Consolidated Financial Statements), gas producing companies were invited to file with the Ministry of Energy and Mining (“MINEM”) before June 30th, 2013 projects to increase natural gas injection, in order to receive an increased price of US$ 7.50/MMBTU for all additional natural gas injected. These projects shall comply with the minimum requirements established in the aforementioned Program, and will be subject to approval by the MINEM, including a maximum term of five years, renewable at the request of the beneficiary, upon decision of the MINEM. If the beneficiary company in a given month does not reach the committed production increase, it will have to make up for such volumes not produced. The natural gas pricing program was incorporated into the Hydrocarbons Law, as modified by Law No. 27,007.

In view of the foregoing, seasonality of the Group operations is not significant.

3.	ACQUISITIONS AND DISPOSALS

During the three-month period ended March 31, 2016, there have been no significant acquisitions or disposals.

4.	FINANCIAL RISK MANAGEMENT AND FAIR VALUE MEASUREMENTS

4.a) Financial Risk

The Group’s activities are exposed to a variety of financial risk: market risk (including foreign currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk. The Group maintains an organizational structure and systems that allow the identification, measurement and control of the risks to which it is exposed.

The condensed interim consolidated financial statements do not include all the information and disclosures on financial risk management; therefore, they should be read in conjunction with the Group’s Annual Consolidated Financial Statements.

There have been no changes in the risk management or risk management policies applied by the Group since the end of last year.

4.b) Fair value measurements

Fair value measurements are described in Note 5 to the Annual Consolidated Financial Statements.

Between December 31, 2015 and March 31, 2016, there have been no significant changes in business or economic circumstances affecting the fair value of the Group’s financial assets and liabilities, either measured at fair value or amortized cost.

In addition, no transfer has occurred among the different hierarchies used to determine the fair value of the Group’s financial instruments.

5.	SEGMENT INFORMATION

	Exploration and Production		Downstream	Corporate and Other	Consolidation Adjustments(1)	Total
For the three-month period ended March 31, 2016
Revenues from sales	5,897		40,500	537	—	46,934
Revenues from intersegment sales	23,433		433	1,661	(25,527)	—

Revenues	29,330		40,933	2,198	(25,527)	46,934

Operating income (loss)	4,441		(794)	(526)	(1,503)	1,618
Results on investments in companies	—		97	—	—	97
Depreciation of fixed assets	9,096	(2)	1,290	148	—	10,534
Acquisitions of fixed assets	12,255		2,091	395	—	14,741
Assets	242,076		139,059	38,849	(1,731)	418,253

For the three-month period ended March 31, 2015
Revenues from sales	3,039		31,325	338	—	34,702
Revenues from intersegment sales	15,536		553	1,274	(17,363)	—

Revenues	18,575		31,878	1,612	(17,363)	34,702

Operating income (loss)	2,260		1,494	(548)	1,263	4,469
Results on investments in companies	(1)		(37)	—	—	(38)
Depreciation of fixed assets	4,788		693	83	—	5,564
Acquisitions of fixed assets(2)	10,701		1,436	214	—	12,351

As of December 31, 2015
Assets	223,035		113,805	26,708	(95)	363,453

(1)	Correspond to the elimination of income between segments of the YPF group.
(2)	Includes depreciation of the provision for impairment of fixed assets.

There has been no change in the Group’s structure, its business segments or its financial reporting information criteria with respect to the Annual Consolidated Financial Statements. In addition, it should be noted that on March 15, 2016, the Gas and Energy Executive Vice-President Office was created, which shall be in charge of, among other things, natural gas sale and distribution, the management of their respective installations, and the generation of electric energy, both conventional and renewable. As of the date of these consolidated condensed interim financial statements, the Group is still in the process of determining the complete management scope of this new business unit; thus, its financial information as of March 31, 2016 has been shown under the Downstream and the Exploration and Production segments.

6.	FINANCIAL INSTRUMENTS BY CATEGORY

The tables below show the Group’s financial assets and liabilities measured at fair value as of March 31, 2016 and December 31, 2015, and their allocation to their fair value levels:

	As of March 31, 2016
Financial assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Mutual funds	846	—	—	846
- Other financial assets	288	—	—	288
Cash and cash equivalents:
- Mutual funds	907	—	—	907

	2,041	—	—	2,041

	As of December 31, 2015
Financial assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Mutual funds	340	—	—	340
- Other financial assets	464	—	—	464
Cash and cash equivalents:
- Mutual funds	774	—	—	774

	1,578	—	—	1,578

The Group has no financial liabilities at fair value through profit or loss.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for Negotiable Obligations and interest rates offered to the Group (Level 3) in connection with the remainder of the loans, amounted to 136,079 and 106,336 as of March 31, 2016 and December 31, 2015, respectively.

The fair value of the following financial assets and financial liabilities do not differ significantly from their book value:

•	Other receivables

•	Trade receivables

•	Cash and cash equivalents

•	Accounts payable

7.	ANALYSIS OF THE MAIN ACCOUNTS OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

7.a) Intangible assets:

	March 31, 2016		December 31, 2015
Net book value of intangible assets	8,348		7,359
Provision for impairment of intangible assets	(90	)(1)	(80)

	8,258		7,279

(1)	Includes 10 of translation.

Changes in Group’s intangible assets for the three-month period ended March 31, 2016 and comparative information are as follows:

	2016
	Cost
Main account	At beginning of year	Increases	Translation effect	Decreases and reclassifications	At the end of period
Service concessions	9,527	134	1,209	3	10,873
Exploration rights	2,990	—	364	—	3,354
Other intangibles	4,260	29	535	64	4,888

Total 2016	16,777	163	2,108	67	19,115

Total 2015	10,289	142	318	—	10,749

	2016						2015
	Amortization
Main account	At beginning of year	Increases	Translation effect	Decreases and reclassifications	At the end of period	Net book value 03-31	Net book value 03-31	Net book value 12-31
Service concessions	5,554	87	711	—	6,352	4,521	2,407	3,973
Exploration rights	155	—	1	—	156	3,198	1,877	2,835
Other intangibles	3,709	66	484	—	4,259	629	318	551

Total 2016	9,418	153	1,196	—	10,767	8,348

Total 2015	5,896	69	182	—	6,147		4,602	7,359

7.b) Fixed assets:

	March 31, 2016	December 31, 2015
Net book value of fixed assets	311,439	274,122
Provision for obsolescence of materials and equipment	(860)	(762)
Provision for impairment of fixed assets	(2,615)	(2,455)

	307,964	270,905

Changes in Group’s fixed assets for the three-month period ended March 31, 2016 and comparative information are as follows:

	2016
	Cost
Main account	At beginning of year	Increases	Translation effect	Decreases and reclassifications	At the end of period
Land and buildings	13,949	1	1,696	430	16,076
Mineral property, wells and related equipment	458,066	139	58,926	10,707	527,838
Refinery equipment and petrochemical plants	69,429	—	8,862	4,550	82,841
Transportation equipment	3,650	3	432	58	4,143
Materials and equipment in warehouse	13,478	1,720	1,527	(2,109)	14,616
Drilling and work in progress	76,803	12,537	9,585	(15,035)	83,890
Exploratory drilling in progress(2)	3,647	285	412	(181)	4,163
Furniture, fixtures and installations	5,603	2	697	6	6,308
Selling equipment	10,778	1	1,368	206	12,353
Infrastructure for natural gas distribution	2,931	36	—	4	2,971
Electric power generation facilities	1,573	—	—	97	1,670
Other property	8,291	17	955	(85)	9,178

Total 2016	668,198	14,741	84,460	(1,352)	766,047

Total 2015	392,399	12,351	12,017	(595)	416,172

	2016							2015
	Depreciation
Main account	At beginning of year	Increases	Translation effect	Decreases and reclassifications	At the end of period	Net book value 03-31		Net book value 03-31		Net book value 12-31
Land and buildings	5,920	79	720	—	6,719	9,357		5,432		8,029
Mineral property, wells and related equipment	324,922	9,170	41,523	(90)	375,525	152,313	(1)	74,594	(1)	133,144	(1)
Refinery equipment and petrochemical plants	41,138	954	5,271	—	47,363	35,478		17,469		28,291
Transportation equipment	2,392	88	292	(2)	2,770	1,373		686		1,258
Materials and equipment in warehouse	—	—	—	—	—	14,616		8,923		13,478
Drilling and work in progress	—	—	—	—	—	83,890		52,817		76,803
Exploratory drilling in progress(2)	—	—	—	—	—	4,163		2,393		3,647
Furniture, fixtures and installations	4,699	110	588	(9)	5,388	920		560		904
Selling equipment	6,921	147	886	—	7,954	4,399		1,475		3,857
Infrastructure for natural gas distribution	1,181	31	—	2	1,214	1,757		1,712		1,750
Electric power generation facilities	1,283	32	—	—	1,315	355		347		290
Other property	5,620	76	667	(3)	6,360	2,818		1,786		2,671

Total 2016	394,076	10,687	49,947	(102)	454,608	311,439

Total 2015	235,156	5,564	7,261	(3)	247,978			168,194		274,122

(1)	Includes 9,127, 6,345 and 8,435 of mineral property as of March 31, 2016 and March 31, and December 31, 2015, respectively.
(2)	As of March 31, 2016, there are 53 exploratory wells in progress. During the three-month period then ended, 2 wells have been started and 7 wells have been charged to exploration expenses.

The Group capitalizes the financial cost as a part of the cost of the assets. For the three-month periods ended on March 31, 2016 and 2015 the rate of capitalization was 12.38% and 12.24%, respectively, and the capitalized amount was 302 and 221 respectively, for the periods above mentioned.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the three-month periods ended on March 31, 2016 and 2015:

	For the three-month period ended March 31,
	2016	2015
Amount at beginning of year	762	313
Increase charged to expenses	—	2
Translation differences	98	10

Amount at end of period	860	325

Set forth below is the evolution of the provision for impairment of fixed assets for the three-month periods ended on March 31, 2016 and 2015:

	For the three-month period ended March 31,
	2016	2015
Amount at beginning of year	2,455	—
Decrease charged to income(1)	(153)	—
Translation differences	313	—

Amount at end of period	2,615	—

(1)	Included in the line “Depreciation of fixed assets” in Note 7.n).

7.c) Investments in companies:

	March 31, 2016		December 31, 2015
Investments in companies	4,851		4,384
Provision for impairment of investments in companies	(12)		(12)

	4,839	(1)	4,372	(1)

(1)	See Note 8.

7.d) Inventories:

	March 31, 2016		December 31, 2015
Refined products	10,992		10,709
Crude oil and natural gas	7,978		7,155
Products in process	198		169
Construction works in progress for third parties	133		85
Raw materials, packaging materials and others	1,254		1,140

	20,555	(1)	19,258	(1)

(1)	As of March 31, 2016 and December 31, 2015, the fair value of the inventories does not differ significantly from their cost.

7.e) Other receivables:

	March 31, 2016		December 31, 2015
	Noncurrent	Current	Noncurrent	Current
Trade	—	959	—	928
Tax credit and export rebates	301	5,454	304	8,058
Loans to clients and balances with related parties(1)	333	2,581	297	2,366
Collateral deposits	327	1,153	318	895
Prepaid expenses	205	1,427	198	682
Advances and loans to employees	8	215	8	285
Advances to suppliers and custom agents(2)	—	1,552	—	3,147
Receivables with partners in joint operations and other agreements	1,231	1,037	1,118	1,881
Insurance receivables (Note 12.b)	—	—	—	808
Miscellaneous	191	550	271	402

	2,596	14,928	2,514	19,452
Provision for other doubtful accounts	(14)	(40)	(13)	(39)

	2,582	14,888	2,501	19,413

(1)	See Note 13 for information about related parties.
(2)	Includes, among others, advances to customs agents for the payment of taxes and import rights related to the imports of fuels and goods.

7.f) Trade receivables:

	March 31, 2016		December 31, 2015
	Noncurrent	Current	Noncurrent	Current
Accounts receivable and related parties(1)	378	31,679	469	22,959
Provision for doubtful trade receivables	—	(923)	—	(848)

	378	30,756	469	22,111

(1)	See Note 13 for information about related parties.

Changes in the provision for doubtful trade receivables

	For the three-month period ended March 31,
	2016		2015
	Noncurrent	Current	Noncurrent	Current
Amount at beginning of year	—	848	7	866
Increases charged to expenses	—	19	—	244
Decreases charged to income	—	(9)	—	(13)
Amounts incurred due to utilization	—	(1)	—	—
Exchange and translation differences, net	—	66	(1)	(1)

Amount at the end of period	—	923	6	1,096

7.g) Cash and cash equivalents:

	March 31, 2016	December 31, 2015
Cash	22,927	13,920
Short-term investments	2,329	693
Financial assets at fair value through profit or loss (Note 6)	907	774

	26,163	15,387

7.h) Provisions:

	For the three-month period ended March 31, 2016
	Provision for pending lawsuits and contingencies		Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations		Provision for pensions		Total
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Amount at beginning of year	10,375	149	1,620	1,400	27,380	429	248	31	39,623	2,009
Increases charged to expenses	242	8	174	—	715	—	3	—	1,134	8
Decreases charged to income	(44)	(16)	—	—	—	—	—	—	(44)	(16)
Amounts incurred due to payments/utilization	(2)	(14)	—	(186)	—	(146)	—	(6)	(2)	(352)
Exchange and translation differences, net	910	2	188	64	3,527	54	32	4	4,657	124
Reclassifications and other	(24)	24	(177)	177	(147)	147	(6)	6	(354)	354

Amount at the end of period	11,457	153	1,805	1,455	31,475	484	277	35	45,014	2,127

	For the three-month period ended March 31, 2015
	Provision for pending lawsuits and contingencies		Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations		Provision for pensions		Total
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Amount at beginning of year	7,014	851	1,269	1,145	18,087	376	194	27	26,564	2,399
Increases charged to expenses	312	41	69	—	374	—	3	—	758	41
Decreases charged to income	(68)	(4)	—	—	—	(63)	—	—	(68)	(67)
Amounts incurred due to payments/utilization	(30)	(180)	—	(157)	—	—	—	(26)	(30)	(363)
Exchange and translation differences, net	159	8	26	12	506	76	6	2	697	98
Reclassifications and other	(171)	171	(18)	18	(4)	(7)	(26)	26	(219)	208

Amount at the end of period	7,216	887	1,346	1,018	18,963	382	177	29	27,702	2,316

7.i) Income tax:

According to IAS 34, income tax expense is recognized in each interim period based on the best estimate of the effective income tax rate expected as of the year-end. Amounts calculated for income tax expense for the three-month period ended March 31, 2016 may have to be adjusted in subsequent periods if, based on new judgment elements, the estimate of the effective expected income tax rate changes.

The reconciliation of pre-tax income included in the condensed interim consolidated statement of comprehensive income, at the statutory tax rate, to the income tax as disclosed in the condensed interim consolidated statements of comprehensive income for the three-month periods ended March 31, 2016 and 2015, respectively, is as follows:

	For the three-month period ended March 31,
	2016	2015
Net income before income tax	5,733	4,046
Statutory tax rate	35%	35%

Statutory tax rate applied to net income before income tax	(2,007)	(1,416)
Effect of the valuation of fixed assets and intangible assets measured in functional currency	(9,108)	(1,183)
Exchange differences	7,585	983
Effect of the valuation of inventories measured in functional currency	(1,027)	(150)
Income (loss) from investments in companies	34	(13)
Miscellaneous	(355)	(158)

Income tax expense	(4,878)	(1,937)

The Group did not recognize deferred income tax assets amounting to 5,048 and 4,373 as of March 31, 2016 and December 31, 2015, respectively, of which 2,287 and 2,041 corresponds to taxable temporary differences not recoverable and 2,761 and 2,332 corresponds to tax loss carry forwards from a foreign subsidiary, since they do not meet the recognition criteria set forth under IFRS. From the tax loss carry forwards mentioned above, as of March 31, 2016, 1,144 will be due as from 2017, 1,587 as from 2032 and 30 have an indefinite due date.

The composition of the Group’s deferred income tax assets and liabilities as of March 31, 2016 and December 31, 2015 is as follows:

	March 31, 2016	December 31, 2015
Deferred tax assets
Nondeductible provisions and other liabilities	3,436	3,093
Tax loss carryforward and other tax credits	5,728	3,236
Miscellaneous	70	83

Total deferred tax assets	9,234	6,412

Deferred tax liabilities
Fixed assets	(52,736)	(45,393)
Miscellaneous	(5,161)	(4,877)

Total deferred tax liabilities	(57,897)	(50,270)

Net deferred tax liability	(48,663)	(43,858)

As of March 31, 2016 and December 31, 2015, 736 and 954, respectively, have been classified as deferred income tax assets and 49,399 and 44,812, respectively, as deferred income tax liabilities arising from the deferred income tax net balance of each individual company that take part in these condensed interim consolidated financial statements.

As of March 31, 2016 and December 31, 2015, the factors that generated charges under “Other comprehensive income” did not generate temporary differences subject to income tax.

7.j) Loans:

			March 31 , 2016				December 31 , 2015
	Interest rate (1)	Maturity	Noncurrent		Current		Noncurrent	Current
Argentine pesos:
Negotiable obligations	21.06 – 32.60%	2016-2024	19,475		3,096		19,280	2,050
Loans	15.25 – 32.25%	2016-2020	2,597	(3)	1,192	(3)	1,224	1,104
Account overdraft	33.00 – 36.00%	2016	—		1,884		—	4,425	(5)

			22,072		6,172		20,504	7,579

Currencies other than the Argentine peso:
Negotiable obligations (2)(4)	1.29 – 10.00%	2016-2028	73,603		11,121		52,651	9,981
Exports pre-financing	3.50 – 7.20%	2016-2018	2,051		5,432		1,039	3,680
Imports financing	4.00 – 6.81%	2016-2017	—		5,307		—	4,736
Loans	2.50 – 7.98%	2016-2021	6,360		2,880		3,740	1,841

			82,014		24,740		57,430	20,238

			104,086		30,912		77,934	27,817

(1)	Annual interest rate as of March 31, 2016.
(2)	Disclosed net of 569 and 1,349, corresponding to YPF’s outstanding Negotiable Obligations repurchased through open market transactions as of March 31, 2016 and December 31, 2015, respectively.
(3)	Includes 2,210 corresponding to loans granted by Banco Nación Argentina, of which 210 accrue a fixed interest rate of 15% until March 2016 and then accrue variable interest of BADLAR plus a spread of 4 percentage points and 2,000 accrue variable interest of BADLAR plus a spread of 4 percentage points with a maximum lending interest rate of the overall portfolio of Banco Nación. See Note 13.
(4)	Includes 10,921 and 9,970 as of March 31, 2016 and December 31, 2015, respectively, of face value negotiable obligations, to be cancelled in Argentine pesos at the prevailing exchange rate according to the terms of the issued series.
(5)	Includes 1,926 of accounts overdrafts granted by Banco Nación Argentina. See Note 13.

The breakdown of the Group’s borrowings for the three-month period ended March 31, 2016 and 2015 is as follows:

	For the three-month periods ended March 31,
	2016	2015
Amount at beginning of year	105,751	49,305
Proceeds from loans	36,603	10,784
Payments of loans	(17,179)	(4,632)
Payments of interest	(3,515)	(1,379)
Accrued interest (1)	3,674	1,565
Exchange and translation differences, net	9,664	1,073

Amount at the end of period	134,998	56,716

(1)	Includes capitalized financial costs, as mentioned in Note 7.b).

Details regarding the Negotiable Obligations of the Group are as follows:

									March 31, 2016		December 31, 2015
Month	Year	Face value		Ref.	Class	Interest rate(3)		Maturity	Noncurrent	Current	Noncurrent	Current
YPF
-	1998	US$	15	(1) (6)	—	Fixed	10.00%	2028	56	9	49	3
October and December	2012	US$	552	(2) (4) (5) (6) (8)	Class X	Fixed	6.25%	2016	—	8,184	—	7,258
November and December	2012		$2,110	(2) (4) (6) (8)	Class XI	BADLAR plus 4.25%	30.06%	2017	—	2,193	1,055	1,129
December and March	2012/3		$2,828	(2) (4) (6) (8)	Class XIII	BADLAR plus 4.75%	31.81%	2018	2,828	30	2,828	25
April	2013		$2,250	(2) (4) (6) (8)	Class XVII	BADLAR plus 2.25%	27.30%	2020	2,250	104	2,250	91
April	2013	US$	89	(2) (5) (6)	Class XIX	Fixed	1.29%	2017	1,304	3	1,156	3
June	2013		$1,265	(2) (4) (6)	Class XX	BADLAR plus 2.25%	29.20%	2020	1,265	14	1,265	12
July	2013	US$	92	(2) (5) (6)	Class XXII	Fixed	3.50%	2020	710	183	630	162
October	2013	US$	150	(2) (6)	Class XXIV	Libor plus 7.50%	7.82%	2018	776	530	802	471
December, February and December	2013/5	US$	862	(2)	Class XXVI	Fixed	8.88%	2018	12,470	314	11,057	33
April and February	2014/5	US$	1,325	(2)	Class XXVIII	Fixed	8.75%	2024	19,411	835	17,212	364
March	2014		$500	(2) (6) (8)	Class XXIX	BADLAR	26.47%	2020	500	9	500	7
June	2014		$465	(2) (6)	Class XXXII	BADLAR plus 3.2%	23.92%	2016	—	—	—	157
June	2014	US$	66	(2) (5) (6)	Class XXXIII	Fixed	2.00%	2017	—	647	287	574
September	2014		$1,000	(2) (6) (8)	Class XXXIV	BADLAR plus 0.1%	25.00%	2024	1,000	5	1,000	56
September	2014		$750	(2) (4) (6)	Class XXXV	BADLAR plus 3.5%	28.40%	2019	750	5	750	49
February	2015		$950	(2) (8) (6)	Class XXXVI	BADLAR plus 4.74%	28.06%	2020	950	37	950	95
February	2015		$250	(7) (2) (6)	Class XXXVII	BADLAR plus 3.49%	28.49%	2017	—	260	250	9
April	2015		$935	(2) (4) (6)	Class XXXVIII	BADLAR plus 4.75%	30.42%	2020	935	137	935	55
April	2015	US$	1,500	(2)	Class XXXIX	Fixed	8.50%	2025	21,844	324	19,369	1,111
July	2015		$500	(2)	Class XL	BADLAR plus 3.49%	27.85%	2017	500	29	500	26
September	2015		$1,900	(2)(8)	Class XLI	BADLAR	24.90%	2020	1,900	10	1,900	112
September	2015		$1,697	(2) (4)	Class XLII	BADLAR plus 4%	28.90%	2020	1,697	11	1,697	119
October	2015		$2,000	(2) (8)	Class XLIII	BADLAR	21.06%	2023	2,000	188	2,000	83
December	2015		$1,400	(2)	Class XLIV	BADLAR plus 4.75%	31.25%	2018	1,400	26	1,400	25
March	2016		$150	(2)	Class XLV	BADLAR plus 4%	30.60%	2017	150	4	—	—
March	2016		$1,350	(2) (4)	Class XLVI	BADLAR plus 4%	32.60%	2021	1,350	34	—	—
March	2016	US$	1,000	(2)	Class XLVII	Fixed	8.50%	2021	14,650	28	—	—
Metrogas
January	2013	US$	177		Series A-L	Fixed	8.88%	2018	2,177	64	1,906	2
January	2013	US$	18		Series A-U	Fixed	8.88%	2018	205	—	183	—

									93,078	14,217	71,931	12,031

(1)	Corresponds to the 1997 M.T.N. Program for US$1,000 million.
(2)	Corresponds to the 2008 M.T.N. Program for US$ 8,000 million.
(3)	Interest rate as of March 31, 2016.
(4)	The ANSES and/or the Fondo Argentino de Hidrocarburos have participated in the primary subscription of these negotiable obligations, which may, at the discretion of the respective holders, be subsequently traded in the securities market where these negotiable obligations are authorized to be traded.
(5)	The payment currency of these Negotiable Obligations is the Argentine peso at the Exchange rate applicable under the terms of the series issued.
(6)	As of the date of issuance of these condensed interim consolidated statements, the Group has fully complied with the use of proceeds disclosed in the pricing supplements.
(7)	Until the course of twelve months since the date of issuance and liquidation to a fixed nominal annual rate of 25.75%; and then and until the date of maturity of the negotiable obligations to a variable nominal annual rate of BADLAR plus 3.49%.
(8)	Negotiable Obligations classifying as productive investment, computable as such for purposes of subsection 35.8.1, paragraph K of General Regulations applicable to Insurance Activities issued by the Argentine Insurance Supervision Bureau.

7.k) Accounts payable:

	March 31, 2016		December 31, 2015
	Noncurrent	Current	Noncurrent	Current
Trade and related parties(1)	177	38,785	204	38,782
Investments in companies with negative shareholders’ equity	—	1	—	1
Extension of concessions	348	422	340	412
Guarantee deposits	8	462	8	467
Miscellaneous	100	535	73	317

	633	40,205	625	39,979

(1)	For more information about related parties, see Note 13.

7.l) Revenues:

	For the three-month periods ended March 31,
	2016	2015
Sales(1)	48,418	35,959
Revenues from construction contracts	140	102
Turnover tax	(1,624)	(1,359)

	46,934	34,702

(1)	Includes 5,230 and 2,452 for the three-month periods ended on March 31, 2016 and 2015, respectively, associated with revenues related to the natural gas additional injection stimulus program created by Resolution 1/2013 of the Ex-Planning and Strategic Coordination Commission of the National Plan of Hydrocarbons Investment.

7.m) Cost of sales:

	For the three-month periods ended March 31,
	2016	2015
Inventories at beginning of year	19,258	13,001
Purchases for the period	9,828	6,535
Production costs	29,214	19,275
Translation effect	2,386	368
Inventories at end of period	(20,555)	(13,103)

Cost of sales	40,131	26,076

7.n) Expenses:

	For the three-months periods ended March 31,
	2016							2015
	Production costs(3)	Administrative expenses		Selling expenses	Exploration expenses	Total		Total
Salaries and social security taxes	2,013	566		341	63	2,983		2,577
Fees and compensation for services	204	336	(2)	90	17	647		519
Other personnel expenses	671	55		25	11	762		599
Taxes, charges and contributions	355	76		687	—	1,118	(1)	1,089	(1)
Royalties, easements and canons	4,340	—		6	8	4,354		2,764
Insurance	179	10		83	—	272		259
Rental of real estate and equipment	1,225	8		117	—	1,350		847
Survey expenses	—	—		—	123	123		17
Depreciation of fixed assets	10,169	143		222	—	10,534		5,564
Amortization of intangible assets	94	50		9	—	153		69
Industrial inputs, consumable materials and supplies	1,348	9		21	3	1,381		855
Operation services and other service contracts	2,297	80		169	27	2,573		1,840
Preservation, repair and maintenance	3,685	82		59	10	3,836		3,152
Unproductive exploratory drillings	—	—		—	188	188		107
Transportation, products and charges	1,605	3		1,024	—	2,632		1,874
Provision for doubtful trade receivables	—	—		10	—	10		231
Publicity and advertising expenses	—	37		25	—	62		69
Fuel, gas, energy and miscellaneous	1,029	31		157	4	1,221		824

Total 2016	29,214	1,486		3,045	454	34,199

Total 2015	19,275	1,198		2,592	191			23,256

(1)	Includes approximately 223 and 234 corresponding to hydrocarbon export withholdings for the three-month periods ended March 31, 2016 and 2015, respectively.
(2)	Includes 40 of YPF’s Directors and Statutory Auditor’s fees and remunerations for all concepts. On April 29, 2016, the General Ordinary and Extraordinary Shareholder’s meeting of YPF decided to ratify fees of 140 for the 2015 year and decided to approve as fees and remunerations for all concepts in advance for the 2016 year the sum of approximately 127.
(3)	The expense recognized in the condensed interim consolidated statements of comprehensive income related to research and development activities during the three-month periods ended March 31, 2016 and 2015 amounted to 70 and 51, respectively.

7.o) Other operating results, net:

	For the three-month periods ended March 31,
	2016	2015
Lawsuits	(182)	(129)
Construction incentive(1)	28	—
Miscellaneous	(46)	(47)

	(200)	(176)

(1)	Corresponds to the incentive to Argentine manufacturers of capital goods received by A-Evangelista S.A. under the provisions of Executive Order No. 379/2001 of the Argentine Ministry of Economy, for the three-month periods ended March 31, 2016 and 2015.

7.p) Financial results, net:

	For the three-month periods ended March 31,
	2016	2015
Financial income
Interest income	328	193
Exchange differences	8,793	1,581

Total financial income	9,121	1,774

Financial loss
Interest loss	(4,027)	(1,542)
Financial accretion	(724)	(460)
Exchange differences	(729)	(272)

Total financial loss	(5,480)	(2,274)

Other financial results
Fair value gains on financial assets at fair value through profit or loss	89	115
Gains on derivative financial instruments	288	—

Total other financial results	377	115

Other financial results, net	4,018	(385)

8.	INVESTMENTS IN COMPANIES AND JOINT OPERATIONS

The Group does not participate in subsidiaries with a significant non-controlling interest. Furthermore, no investments in companies or joint operations are deemed individually material.

The following table shows in aggregate, considering that none of the companies are individually material, the amount of investments in companies and joint ventures as of March 31, 2016 and December 31, 2015:

	March 31, 2016	December 31, 2015
Amount of investments in affiliated companies	1,361	1,248
Amount of investments in joint ventures	3,490	3,136
Provision for impairment of investments in companies	(12)	(12)

	4,839	4,372

Investments in companies with negative shareholders’ equity are disclosed in “Accounts payable”.

The main changes that affected the amount of the investments previously mentioned, during the three-month periods ended on March 31, 2016 and 2015, are the following:

	For the three-month periods ended on March 31,
	2016	2015
Amount at the beginning of year	4,372	3,177
Acquisitions and contributions	—	2
Results from investments in companies and joint ventures	97	(38)
Translation difference	370	59
Distributed dividends	—	(150)

Amount at the end of period	4,839	3,050

The following table shows the main magnitudes of net results from the Group’s investments in companies, calculated according to the equity method, for the three-month periods ended on March 31, 2016 and 2015. YPF has made adjustments, where applicable, to the amounts reported by such companies in order to conform the accounting principles used by such companies to those used by the Group:

	Affiliated companies		Joint ventures
	2016	2015	2016	2015
Net income (loss)	91	24	6	(62)
Other comprehensive income	19	3	351	56

Comprehensive income for the period	110	27	357	(6)

Additionally, the Group participates in joint operations and other agreements which give the Group a contractually established percentage of the rights to the assets and obligations governed by the contracts. Interests in such joint operations have been consolidated line by line on the basis of the mentioned interest over the assets, liabilities, income and expenses related to each contract. Interests in joint operations have been calculated based upon the latest available financial statements as of the end of each year, taking into consideration significant subsequent events and transactions as well as available management information.

The exploration and production joint operations and other agreements in which YPF participates allocate hydrocarbon production to each partner based on its ownership interest, consequently such hydrocarbons are commercialized directly by the partners recognizing each of them the corresponding economic effects.

The assets and liabilities as of March 31, 2016 and December 31, 2015, and main magnitude of results for the three-month periods ended on March 31, 2016 and 2015 of the joint operations and other agreements are detailed below:

	March 31, 2016	December 31, 2015
Noncurrent assets	56,783	47,322
Current assets	859	944

Total assets	57,642	48,266

Noncurrent liabilities	5,247	4,593
Current liabilities	6,632	6,391

Total liabilities	11,879	10,984

	For the three-month periods ended March 31,
	2016	2015
Production cost	4,599	4,170
Exploration expenses	207	80

The following table shows the investments in companies:

	Information of the issuer
	Description of the Securities						Last Financial Statements Available
Name and Issuer	Class	Face Value		Amount	Main Business	Registered Address	Date	Capital stock		Results		Equity	Holding in Capital Stock
Controlled companies:(9)
YPF International S.A.(7)	Common	Bs.	100	66,897	Investment	La Plata 19, Santa Cruz de la Sierra, República de Bolivia	03-31-16	13		2		23	100.00%
YPF Holdings Inc.(7)	Common	US$	0.01	810,614	Investment and finance	10333 Richmond Avenue I, Suite 1050, TX, U.S.A.	12-31-15	11,874		(894)		(3,927)	100.00%
Operadora de Estaciones de Servicios S.A.	Common		$1	163,701,747	Commercial management of YPF’s gas stations	Macacha Güemes 515, Buenos Aires, Argentina	03-31-16	164		108		704	99.99%
A-Evangelista S.A.	Common		$1	307,095,088	Engineering and construction services	Macacha Güemes 515, Buenos Aires, Argentina	03-31-16	307		40		829	100.00%
YPF Servicios Petroleros S.A.	Common		$1	50,000	Wells perforation and/or reparation services	Macacha Güemes 515, Buenos Aires, Argentina	03-31-16	—	(8)	39		116	100.00%
Metrogas S.A.	Common		$1	398,419,700	Providing the public service of natural gas distribution	Gregorio Aráoz de Lamadrid 1360, Buenos Aires, Argentina.	03-31-16	569		(587)		(1,354)	70.00%
YPF Energía Eléctrica S.A.	Common		$1	30,006,540	Exploration, development, industrialization and marketing of hydrocarbons, and generation, transportation and marketing of electric power	Macacha Güemes 515, Buenos Aires, Argentina	03-31-16	30		164		1,319	100.00%
YPF Chile S.A.(7)	Common	—	—	50,968,649	Lubricants and aviation fuels trading and hydrocarbons research and exploration	Villarica 322; Módulo B1, Qilicura, Santiago	03-31-16	669		9		1,184	100.00%
YPF Tecnología S.A.	Common		$1	234,291,000	Investigation, development, production and commercialization of technologies, knowledge, goods and services	Macacha Güemes 515, Buenos Aires, Argentina	03-31-16	459		40		644	51.00%
YPF Europe B.V.(7)	Common	US$	0.01	15,660,437,309	Investment and finance	Prins Bernardplein 200, 1097 JB, Amsterdam, Holanda	03-31-16	2,294		34		2,474	100.00%
YSUR Argentina Investment S.à r.l.(7)	Common	US$	1	20,001	Investment	13-15, Avenue de la Lierté, L-1931, Luxemburgo	12-31-15	—	(8)	—	(8)	5,008	100.00%
YSUR Argentina Corporation(7)	Common	US$	1	10,000,001	Investment	Boundary Hall, Cricket Square P.O. Box 1111 George Town, Grand Cayman, Cayman Islands KY1-1102	12-31-15	147		—	(8)	363	100.00%
YSUR Petrolera Argentina S.A.(7)	Common		$1	634,284,566	Exploration, extraction, exploitation, storage, transportation, industrialization and marketing of hydrocarbons, as well as other operations related thereto.	Tucumán 1, P. 12, Buenos Aires, Argentina	03-31-16	634		33		497	100.00%

	03-31-2016														12-31-2015
							Information of the issuer
	Description of the Securities								Last Financial Statements Available
Name and Issuer	Class	Face Value		Amount	Book value(3)	Cost (2)	Main Business	Registered Address	Date	Capital stock	Results	Equity	Holding in Capital Stock		Book Value(3)
Joint ventures:
Compañía Mega S.A.(7) (6)	Common		$1	244,246,140	1,446	—	Separation, fractionation and transportation of natural gas liquids	San Martín 344, P. 10º, Buenos Aires, Argentina	12-31-15	643	988	2,048	38.00%		1,277
Profertil S.A.(7)	Common		$1	391,291,320	1,635	—	Production and marketing of fertilizers	Alicia Moreau de Justo 740, P. 3, Buenos Aires, Argentina	12-31-15	783	(505)	453	50.00%		1,452
Refinería del Norte S.A.	Common		$1	45,803,655	407	—	Refining	Maipú 1, P. 2º, Buenos Aires, Argentina	12-31-15	92	(6)	874	50.00%		405

					3,488	—									3,134

Affiliated companies:
Oleoductos del Valle S.A.	Common		$10	4,072,749	140(1)	—	Oil transportation by pipeline	Florida 1, P. 10º, Buenos Aires, Argentina	03-31-16	110	37	384	37.00%		126	(1)
Terminales Marítimas Patagónicas S.A.	Common		$10	476,034	70	—	Oil storage and shipment	Av. Leandro N. Alem 1180, P. 11º, Buenos Aires, Argentina	12-31-15	14	42	255	33.15%		70
Oiltanking Ebytem S.A.	Common		$10	351,167	171	—	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Provincia de Buenos Aires, Argentina.	03-31-16	12	43	178	30.00%		150
Gasoducto del Pacífico (Argentina) S.A.	Preferred		$1	15,579,578	25	—	Gas transportation by pipeline	San Martín 323, P.13°, Buenos Aires, Argentina	12-31-15	156	54	229	10.00%		23
Central Dock Sud S.A.	Common		$0.01	11,869,095,145	167	136	Electric power generation and bulk marketing	Pasaje Ingeniero Butty 220, P.16°, Buenos Aires, Argentina	12-31-15	1,231	469	1,614	10.25	%(5)	152
Inversora Dock Sud S.A.	Common		$1	355,270,303	527	445	Investment and finance	Pasaje Ingeniero Butty 220, P.16°, Buenos Aires, Argentina	12-31-15	829	329	1,166	42.86%		484
Oleoducto Trasandino (Argentina) S.A.	Preferred		$1	12,135,167	28	—	Oil transportation by pipeline	Macacha Güemes 515, P.3º, Buenos Aires, Argentina	12-31-15	34	24	87	36.00%		25
Other companies:
Other(4)	—	—	—	—	235	135	—	—	—	—	—	—	—		220

					1,363	716									1,250

					4,851	716									4,384

(1)	Holding shareholder´s equity, net of intercompany profits.
(2)	Cost net of cash dividends and stock redemption.
(3)	Holding in shareholders’ equity plus adjustments to conform to YPF accounting methods.
(4)	Includes Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I.,Oleoducto Transandino (Chile) S.A., Bizoy S.A., Civeny S.A., Bioceres S.A., Lestery S.A. and YPF Gas S.A.
(5)	Additionally, the Company has a 29.99% indirect holding in capital stock through Inversora Dock Sud S.A.
(6)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(7)	The U.S. dollar has been defined as the functional currency of this company.
(8)	No value is disclosed as the carrying value is less than 1.
(9)	Additionally consolidated Compañía Minera de Argentina S.A., YPF Services USA Corp, YPF Perú S.A.C., YPF Brasil Comercio Derivado de Petróleo Ltda, Wokler Investment S.A., YPF Colombia S.A.S., Miwen S.A., Eleran Inversiones 2011 S.A.U., Lestery S.A., YSUR Argentina Holdings S.à r.l., Compañía de Inversiones Mineras S.A. and Energía Andina S.A.

9.	SHAREHOLDERS’ EQUITY

On April 29, 2016, the General Ordinary and Extraordinary Shareholders’ meeting was held, which approved the financial statements of YPF for the year ended December 31, 2015 and additionally decided the following in relation to the distribution of earnings: (a) to allocate the amount of 50 to a reserve for future acquisition of YPF shares under the “performance and bonus program” mentioned in the Director’s report, giving the Board of Directors the opportunity to acquire shares when it considers it convenient and to comply with the commitments assumed and to be assumed in relation with the mentioned program; (b) to allocate the amount of 3,640 to constitute a reserve for investment in accordance with article 70, paragraph 3 of Law 19,550 of Argentine Corporations and its amendments; and (c) to allocate the amount of 889 to a reserve for future dividends, empowering the Board of Directors to determine when to make a payment so long as it occurs before the end of the present fiscal year.

10.	EARNINGS PER SHARE

The following table shows the net income and the number of shares that have been used for the calculation of the basic earnings per share:

	For the three-month periods ended on March 31,
	2016	2015
Net income	996	2,127
Average number of shares outstanding	392,101,191	392,352,241
Basic and diluted earnings per share	2.54	5.42

Basic and diluted earnings per share are calculated as shown in Note 1.b.13 to the Annual Consolidated Financial Statements.

11.	PROVISIONS FOR PENDING LAWSUITS, CLAIMS AND ENVIRONMENTAL LIABILITES

Provisions for pending lawsuits, claims and environmental liabilities are described in Note 10 to the Annual Consolidated Financial Statements.

As of March 31, 2016, the Group has accrued pending lawsuits, claims and contingencies which are probable and can be reasonably estimated, amounting to 11,610.

In relation to environmental obligations, and in addition to the hydrocarbon wells abandonment legal obligations for 31,959, as of March 31, 2016, the Group has accrued 3,260 corresponding to environmental remediation, which evaluations and/or remediation works are probable and can also be reasonably estimated, based on the Group’s existing remediation program.

Developments during the three-month period ended March 31, 2016, concerning the most significant pending lawsuits and contingencies are described below.

•	With respect to the AES Uruguaiana Emprendimientos S.A. (“AESU”) and Transportadora Gas del Mercosur S.A. (“TGM”) arbitration proceedings and the writ of nullity filed on February 2, 2016 by AESU and Companhía do Gas do Estado do Rio Grande do Sul (“SULGAS”), on February 23, 2016, the Court of Appeals denied the motion “in limine”. AESU and SULGAS filed a motion before the Supreme Court against this denial, which was communicated to YPF on March 31, 2016. On the same date, the Court of Appeals rejected the motion to appeal before the Supreme Court filed by TGM on February 2, 2016.

On April 26, 2016, Division IV of the Court of Appeals denied the motion filed by AESU and SULGAS and passed a new resolution declaring the nullity and ineffectiveness of all proceedings filed by the parties until then and by the Arbitration Tribunal regarding the “second stage” of the Arbitration, on the basis that they lacked legal grounds. In turn, the resolution recalls the legal order arising from Section 34, subsection 5, paragraph b, of the Argentine Civil and Commercial Code of Procedures (“CPCCN”, by its acronym in Spanish), advising the Arbitration Tribunal that it may not issue any resolution regarding the second stage of the arbitration, including a final award on damages, and also advising AESU, SULGAS and TGM that any of their respective acts to that end or any act of the Arbitration Tribunal that might involve them, in violation of the above referred judgment, shall be evaluated by such Court Division in the exercise of the powers vested on it by the CPCCN as process manager (section 45 and related sections). In addition, this Division ordered to notify the Arbitration Tribunal and the International Arbitration Secretary’s Office for the International Chamber of Commerce (“ICC”), advising them that the Arbitration Tribunal is not in a position to issue an award in accordance with applicable law.

This resolution was communicated by YPF to the Arbitration Tribunal, the parties and the ICC. On the same date but following this notification, YPF was given notice of the damages arbitration award issued by a majority of the Arbitration Tribunal, whereby the Company was ordered to pay damages of US$185 million to AESU, for the early termination of the gas export contract in 2009, and on account of the delivery or pay penalty, and of US$ 319 million to TGM on account of the principal invoices amount, irrevocable contributions and damages for the early termination of the transportation contract.

On May, 2, 2016, YPF filed with the ICC and the Arbitration Tribunal the relevant writ of nullity against the said arbitration award. On the same date, it also filed a writ of nullity before Division IV of the Federal Contentious Administrative Tribunal, and in an auxiliary manner filed a reconsideration motion from denial of appeal.

On May 4, 2016, the Arbitration Tribunal passed a resolution resolving that it would refrain from issuing a decision regarding the writ of nullity filed by YPF. Considering this resolution a dismissal of the writ of nullity, on May 5, 2016, YPF filed before Division IV of the Federal Contentious Administrative Tribunal a motion for reconsideration against the decision rendered by the Arbitration Tribunal to deny the writ of nullity filed by the Company.

•	In connection with the complaint filed by Asociación Unión de Usuarios y Consumidores against YPF, the Company filed an appeal against the relevant judgment, which was admitted with staying effect. Plaintiff also filed an appeal against the judgment and both parties filed their respective appellate briefs, which were answered. On April 4, 2016, the file was raised to the Court of Appeals. The updated judgement amount as of the date of these consolidated condensed interim financial statements amounts to approximately 536 plus legal costs.

•	As to the administrative environmental issues related to the lower 8 miles of the Passaic River, on March 4, 2016, the U.S. Environmental Protection Agency (“EPA”) issued the Record of Decision (“ROD”) for the lower 8.3 miles of the Passaic River, which is a part of the Diamond Alkali Superfund Site - Essex and Hudson Counties, New Jersey. The ROD selects the so-called Alternative 3 as the remedy for the removal of contaminated sediments with an estimated cost of US$1.382 billion (net present value at a 7% rate).

The ROD requires the removal of 3.5 million cubic yards of sediment from the lower 8.3 miles of the Passaic River by bank-to-bank dredging, to a depth of approximately 5 to 30 feet in the federal navigation channel from mile 0 to mile 1.7, and approximately 2.5 feet in the remaining areas of the lower 8.3 miles of the Passaic River. A two-foot thick cap will be installed over the dredged areas. Contaminated segments will be transported to disposal sites outside the state. The EPA estimates the whole project will take approximately 11 years, including one year for negotiations among potentially responsible parties, three to four years for project design and six years for its implementation.

On March 31, 2016, the EPA notified all potentially responsible parties, including Occidental Chemical Corporation (“OCC”), of the liabilities relating to the 8.3 miles area of the Passaic River relating to the ROD. In the same notice, the EPA stated that it expected OCC (against whom Maxus is litigating a dispute over indemnity) to prepare the remediation plan design and that it would send a second letter with an administrative proposal to this end, which was received by counsel to OCC, Maxus Energy Corporation (“Maxus”) and Tierra Solutions Inc. (“TS”) on April 26, 2016.

OCC, Maxus and TS are holding discussions with EPA to define their participation in a potential negotiation aimed at taking part in the design of EPA’s proposed remediation plan, taking into account that the ROD has identified over one hundred potentially responsible parties and eight contaminants of concern, many of which have not been generated at the Lister Site. Currently, Maxus is evaluating the situation resulting from the issuance of the ROD by the EPA, as well as its subsequent associated letters. Therefore, as of the date of issuance of these consolidated condensed interim financial statements, the conclusion stated in the consolidated annual financial statements as of December 31, 2015 has not been modified.

•	In connection with the Passaic River litigation, in which the New Jersey Department of Environmental Protection (“DEP”) holds with YPF, YPF Holdings Inc. and other controlled companies, with respect to the contamination of the lower Passaic River with dioxin and other hazardous substances discharged by the Newark plant, the parties appealed the recommendations of the Special Judge to Judge Furnari (presiding Judge of the legal proceedings) on February 16, 2016, who, nevertheless, adopted the Special Masters’s recommendations in their entirety. In addition, discovery of all relevant evidence having been completed, the acting Judge issued Case Management Order XXVIII, which sets forth, among other procedural deadlines, June 20, 2016 as the date for the commencement of the trial.

On April 25, 2016, all the parties moved to request permission to file interlocutory appeals and a stay of the litigation during the appellate proceedings. Maxus filed a motion requesting permission to appeal the ruling granting summary judgment to OCC against Maxus, which held that Maxus is liable under the stock purchase and sale agreement for all obligations under, or arising from, the Lister Site, even if attributable to OCC’s own acts. YPF filed a motion requesting permission to appeal the ruling denying its motion for summary judgment seeking a decision indicating that OCC may not use allegedly fraudulent transfers which are prescribed as a basis for its alter ego claims against YPF. OCC filed only one motion, appealing the ruling that granted to Repsol the motion for summary judgment, whereby all claims against Repsol were dismissed. OCC did not appeal the rulings that (a) denied OCC’s motion to file additional cross claims; (b) denied OCC’s motion for a declaratory judgment regarding future costs; and (c) denied OCC’s motion for summary judgment seeking a dismissal of Repsol’s Spill Act contribution claim against OCC (all of the foregoing without prejudice to reserving the right to file post-trial motions of appeal on these issues).

12.	CONTINGENT LIABILITIES, CONTINGENT ASSETS, CONTRACTUAL COMMITMENTS, MAIN REGULATIONS AND OTHERS

Contingent liabilities, contingent assets, contractual commitments, main regulations and others are described in Note 11 to the Annual Consolidated Financial Statements.

Developments during the three-month period ended March 31, 2016 concerning the above are detailed below.

a) Contingent Liabilities

•	No new significant contingent liabilities have been identified for the three-month period ended March 31, 2016 and no changes in valuations of contingent liabilities existing as of December 31, 2015 have been made.

b) Contingent Assets

•	Cerro Divisadero:

Concerning the fire that damaged the facilities of the Crude Oil Treatment Plant of Cerro Divisadero in Mendoza, as of December 31, 2015 the claim settlement proceedings were concluded, with the final settlement amount agreed at US$ 122 million, of which US$ 45 million was related to property damage and US$ 77 million was related to production losses, for which a US$ 60 million advance had already been received as of such date. During the three-month period ended March 31, 2016, the Company received the second and final payment of US$ 62 million.

c) Contractual commitments

•	Agreements for project investments

•	With respect to the Investment Project Agreement executed by and between the Company and subsidiaries of Chevron Corporation with the objective of the joint exploitation of unconventional hydrocarbons in the province of Neuquén, in the Loma Campana area, during the three-month period ended March 31, 2016, the Company and Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”) have completed transactions, including the purchases of gas and crude oil by YPF for 1,531. These transactions were completed under general and regulatory market conditions. The net balance payable to CHNC as of March 31, 2016 amounts to 808.

d) Main regulations and others

•	Natural gas regulatory requirements

YPF previously appealed ENARGAS Resolution No. 1410/2010, approving the “Procedure for Gas Requests Confirmations and Control”. On December 9, 2015 ENARGAS rejected YPF’s challenge to such resolution. YPF is now evaluating its future course of action.

On April 1, 2016 the following resolutions were issued:

(1)	Resolution No. 28/2016 passed by the Ministry of Energy and Mining, which, among other things:

•	Sets the new prices for natural gas at the Transportation System Entry Points (“TSEPs”), broken up by basin and user category, and provides discounts to those Residential Users reducing their consumption by fifteen percent (15%) or more as compared to the same period of the previous year, taking effect for consumption starting from April 1, 2016.

•	Sets the new Propane Gas Prices for Undiluted Propane Gas distribution, as well as provides discounts to those Residential Users recording a savings in their consumption equal to or higher than fifteen percent (15%) compared to the same period of the previous year.

•	Instructs the ENARGAS to adapt the Registry of Persons Exempt from the Argentine Government Policy of Subsidy Reallocation through which ENARGAS adopts for Residential Users the Eligibility Criteria to benefit from a “Social Tariff”, with a one hundred percent (100%) discount on the Natural Gas price or the Propane Gas price consumed by such users.

•	Revokes resolutions passed by the former Ministry of Federal Planning, Public Investment and Services under Section 6 of Executive Order No. 2.067/2008 and Section 7 of Resolution No. 1.451/2008 of the Ministry, related to the assessment of tariff charges, to which end it instructs ENARGAS to take the necessary measures to cease applying those charges in the bills issued to users.

(2)	Resolution No. 34/2016 passed by the Ministry of Enegry and Mining, which, among other things:

•	Sets the new prices at TSEPs for natural gas supply to Compressed Natural Gas (CNG) stations, taking effect for consumption starting from April 1.

•	Provides that from May 1, natural gas for CNG supply stations will be acquired by distributors.

•	Main rules applicable to the activities of Metrogas:

On February 24, 2016, within the framework of the process for renegotiating public services contracts provided by Law No. 25,561 and supplementary regulations, Metrogas entered into a Temporary Agreement with the Ministry of Energy and Mining and the Ministry of Economy and Public Finance whereby a provisional tariff regime is established for the collection of higher revenues than those collected under the Temporary Agreement of 2014 and ENARGAS Resolution No. I/2407/2012 issued on November 27, 2012.

The new Temporary Agreement establishes an interim tariff regime effective from April 1, 2016, consisting of the readjustment of tariffs with due regard to the necessary guidelines for service continuity and common criteria with the other distribution licensees, and to the tariff regulations, including changes in the gas price at the transportation entry point.

The Temporary Agreement further provides that, between its execution date and December 31, 2016, the parties shall reach an agreement related to the modalities, time periods and timing for the execution of the Memorandum of Agreement for Comprehensive Contractual Renegotiations.

In addition, Resolution No. 31/2016 issued by the Ministry of Energy and Mining orders ENARGAS to conduct a Comprehensive Tariff Review which shall be concluded within a maximum term of one year from March 29, 2016.

On April 4, 2016, ENARGAS Resolution No. 3726/2016 was published in the Argentine Official Gazette whereby a new tariff scheme applicable to Metrogas users was approved, effective from April 1, 2016. Under ENARGAS Resolution No. 3726/2016, new tariffs are additionally established for residential users recording a saving in their consumption equal to or higher than fifteen percent (15%) compared to the same period of the previous year and also tariffs applicable to users registered with the registry established under ENARGAS Resolution No. I-2.905/2015 as amended by section 5 of Resolution No. 28/2016 issued by the Ministry of Energy and Mining (social tariff).

As to the social tariff set out in Resolution No. 28/2016 issued by the Ministry of Energy and Mining, as of the date of these financial statements, the Registry of Persons Exempt from the Argentine Government Policy of Subsidy Reallocation has not been adapted.

Finally, Resolution No. 3726/2016 issued by ENARGAS establishes that Metrogas may not distribute dividends without previously providing evidence to ENARGAS of full compliance with the Mandatory Investment Plan, which concerning Metrogas amounts to 715.

In addition, Metrogas anticipates an agreement with the Argentine Government concerning the guidelines contained in the Annex to the 2016 Temporary Agreement related to the modalities, time periods and timelines of the execution of the Memorandum of Agreement for Comprehensive Contractual Renegotiations, so as to facilitate the restructuring of the economic-financial standing.

•	Regulatory framework for the electric power industry:

•	Law No. 27,191, amending Law No. 26,190 on Argentina’s Scheme for Promotion of Use of Energy Renewable Sources intended for Electricity Production, binds Large Users to incorporate at least 8% of energy from renewable sources into their electric power usage by December 31, 2017.

•	Federal Executive Order No. 531/2016 (Regulations of Law No. 27,191), dated March 31, 2016. Among other things, this Executive Order establishes that before December 31, 2017, users shall provide evidence of execution of self and joint generation contracts or projects. Upon examining compliance with the purposes of the Law, should there be energy shortage, a penalty shall be imposed, but no further details are provided.

•	Resolution No. 22/2016 issued by the Energy Secretariat dated March 30, 2016. Pursuant to this Resolution, the Energy Secretariat amended SE Resolution 482/2015 and adjusted tariff components collected by generators who have adhered to SE Resolutions Nos. 95/2013, 529/14 and 482/2015. The resolution modifies remunerative components of financial transactions reatroactively to February 2016.

•	Resolution No. 41/2016 issued by the Ministry of Energy and Mining dated April 13, 2016. It was published to update seasonal reference prices of power and energy recognized by CAMMESA for electricity generation from economic transactions starting from May 2016.

•	Resolution No. 21/2016 issued by the Energy Secretariat published on March 22. This resolution calls generators, self-generators and joint generators interested in bidding on a new capacity of thermal power generation and associated electricity production, undertaking to be available in the Wholesale Electricity Market during summer (2016/2017 and 2017/2018) and winter 2017.

13.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The Group enters into operations and transactions with related parties according to general market conditions, which are part of the normal operation of the Group with respect to their purpose and conditions.

The information detailed in the tables below shows the balances with joint ventures and affiliated companies as of March 31, 2016 and December 31, 2015 and transactions with the mentioned parties for the three-month periods ended March 31, 2016 and 2015.

	March 31, 2016			December 31, 2015
	Other receivables	Trade receivables	Accounts payable	Other receivables	Trade receivables	Accounts payable
	Current	Current	Current	Current	Current	Current
Joint ventures:
Profertil S.A.	100	142	42	110	209	35
Compañía Mega S.A.	16	425	105	12	481	381
Refinería del Norte S.A.	—	236	14	—	125	11
Bizoy S.A.	4	—	—	4	—	—

	120	803	161	126	815	427

Affiliated companies:
Central Dock Sud S.A.	—	387	—	—	194	—
YPF Gas S.A.(1)	19	161	32	33	98	44
Oleoductos del Valle S.A.	—	—	69	—	—	56
Terminales Marítimas Patagónicas S.A.	—	—	42	—	—	44
Oleoducto Trasandino (Argentina) S.A.	—	—	4	—	—	2
Oleoducto Trasandino (Chile) S.A.	1	—	—	1	—	—
Gasoducto del Pacífico (Argentina) S.A.	4	—	28	4	—	27
Oiltanking Ebytem S.A.	—	—	74	—	—	45

	24	548	249	38	292	218

	144	1,351	410	164	1,107	645

	For the three-month period ended on March 31,
	2016		2015
	Revenues	Purchases and services	Revenues	Purchases and services
Joint ventures:
Profertil S.A.	283	77	144	26
Compañía Mega S.A.	556	120	400	58
Refinería del Norte S.A.	340	37	191	20

	1,179	234	735	104

Affiliated companies:
Central Dock Sud S.A.	230	—	138	—
YPF Gas S.A.(1)	98	8	—	—
Oleoductos del Valle S.A.	—	93	—	48
Terminales Marítimas Patagónicas S.A.	—	83	—	48
Oleoducto Trasandino (Argentina) S.A.	—	6	—	6
Gasoducto del Pacífico (Argentina) S.A.	—	42	—	24
Oiltanking Ebytem S.A.	—	93	—	42

	328	325	138	168

	1,507	559	873	272

(1)	Disclosed balances and transactions since the date of the acquisition of interest.

Additionally, in the normal course of business, and taking into consideration that YPF is the main oil and gas company in Argentina, its client/suppliers’ portfolio encompasses both private sector entities as well as national, provincial and municipal public sector entities. As required by IAS 24 “Related party disclosures”, the most important major transactions mentioned above are:

•	CAMMESA: the provision of fuel oil, which is destined to thermal power plants, and the revenues and purchases of energy (the operations of sale and purchase for the three-month period ended on March 31, 2016 amounted to 5,052 and 446, respectively, and on March 31, 2015 amounted to 3,168 and 287, respectively, while the net balance as of March 31, 2016 and December 31, 2015 was a trade receivable of 3,096 and 1,960, respectively);

•	ENARSA: rendering of services in the regasification projects of liquified natural gas in Escobar and Bahía Blanca and the purchase of natural gas and crude oil (the operations for the three-month period ended on March 31, 2016, amounted to 477 and 35, respectively, and on March 31, 2015 amounted to 365 and 9, respectively, while the net balance as of March 31, 2016 and December 31, 2015 was a trade receivable of 123 and a trade payable of 135, respectively);

•	Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A.: the provision of jet fuel (the operations for the three-month periods ended on March 31, 2016 and 2015, amounted to 642 and 538, respectively, while the net balance as of March 31, 2016 and December 31, 2015 was a trade receivable of 346 and 255, respectively);

•	Ministry of Energy and Mining: the benefits of the incentive scheme for the Additional Injection of natural gas, (the operations for the three-month periods ended on March 31, 2016 and 2015, amounted to 5,230 and 2,452, respectively, while the net balance as of March 31, 2016 and December 31, 2015 was a trade receivable of 15,105 and 9,859, respectively) and for the crude oil production incentive program (the operations for the three-month periods ended on March 31, 2016 and 2015 amounted to a trade receivable of 1,988 and 1,961, respectively, while no other transaction existed for the three-month periods ended on March 31, 2016 and 2015); and the temporary economic assistance to Metrogas (the net balance as of March 31, 2016 and December 31, 2015 was a trade receivable of 149; while no other transaction existed for the three-month periods ended on March 31, 2016 and 2015);

•	Ministry of Transport: the compensation for providing gas oil to the public transport of passengers at a differential price (the operations for the three-month periods ended on March 31, 2016 and 2015, amounted to 1,053 and 799, respectively, while the net balance as of March 31, 2016 and December 31, 2015 was a trade receivable of 488 and 412, respectively);

•	Industry Secretariat: incentive for domestic manufacturing of capital goods, for the benefit of A-Evangelista S.A. (the operations for the three-month period ended on March 31, 2016 amounted to 28 and no other transaction existed for the three-month period ended on March 31, 2015, while the net balance as of March 31, 2016 and December 31, 2015 was a trade receivable of 27).

Such transactions are generally based on medium-term agreements and are provided according to general market and/or regulatory conditions, as applicable.

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector, as defined in IAS 24. Such transactions consist of certain financial transactions that are described in Note 7.j) of these condensed interim financial statements, and transactions with Nación Seguros S.A. related to certain insurance policies contracts, and in connection therewith, to the reimbursement from the insurance coverage for the incident mentioned in Note 11.b) to the Annual Consolidated Financial Statements and in Note 12.b) of these condensed interim consolidated financial statements.

Furthermore, in relation to the investment agreement signed between YPF and Chevron subsidiaries, YPF has an indirect non-controlling interest in CHNC with which YPF carries out transactions in connection with the mentioned investment agreement. See Note 11.c) to the Annual Consolidated Financial Statements and Note 12.c) of these condensed interim consolidated financial statements.

The table below discloses the compensation for the Company’s key management personnel, including members of the Board of Directors and vice president managers with executive functions appointed by the Board of Directors, for the three-month periods ended March 31, 2016 and 2015:

	2016(1)	2015(1)
Short-term employee benefits(2)	42	41
Share-based benefits	9	14
Post-retirement benefits	2	1

	53	56

(1)	Includes the compensation for YPF’s key management personnel which developed their functions during the mentioned periods.
(2)	Do not include Social Security contributions for 9 and 9 for the three-month periods ended on March 31, 2016 and 2015, respectively.

14.	EMPLOYEE BENEFIT PLANS AND OTHER OBLIGATIONS

Note 1.b.10 to the Annual Consolidated Financial Statements describes the main characteristics and accounting treatment for benefit plans implemented by the Group. The charges recognized during the three-month periods ended on March 31, 2016 and 2015 are as follows:

i.	Retirement plan:

The total charges recognized under the Retirement Plan amounted to approximately 26 and 16 for the three-month periods ended on March 31, 2016 and 2015, respectively.

ii.	Performance Bonus Programs and Performance evaluation:

The amount charged to expenses related to the Performance Bonus Programs was 320 and 233 for the three-month periods ended on March 31, 2016 and 2015, respectively.

iii.	Share-based benefit plan:

The amounts recognized in net income in relation with the Share-based Plans, which are disclosed according to their nature, amounted to 40 and 27 for the three-month periods ended on March 31, 2016 and 2015, respectively.

15.	INFORMATION REQUIRED BY REGULATORY AUTHORITIES

a)	CNV General Resolution No. 622

i.	Pursuant to section 1, Chapter III, Title IV of such resolution, there follows a description of the notes to the condensed interim consolidated financial statements containing information required under the Resolution in the form of exhibits.

Exhibit A – Fixed Assets	Note 7.b) Fixed Assets
Exhibit B – Intangible assets	Note 7.a) Intangible assets
Exhibit C – Investments in companies	Note 8 Investments in companies and joint operations
Exhibit D – Other investments	Note 6 Financial instruments by category
Exhibit E – Provisions	Note 7.f) Trade receivables Note 7.e) Other receivables Note 7.c) Investments in companies Note 7.b) Fixed Assets Note 7.h) Provisions
Exhibit F – Cost of goods sold and services rendered	Note 7.m) Cost of sales
Exhibit G – Assets and liabilities in foreign currency	Note 16 Assets and liabilities in currencies other than the Argentine peso

ii.	On March 18, 2015, the Company was registered with the CNV under the category “Settlement and Clearing Agent and Trading Agent - Own account”, record No. 549. Considering the Company’s business, and the CNV Rules and its Interpretative Criterion No. 55, the Company shall not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV, and it shall also not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.

Besides, in accordance with the provisions of Section VI, Chapter II, Title VII of the CNV Rules and its Interpretative Criterion No. 55, the Company’s equity exceeds the minimum required equity under such rules, which is 15, while the minimum required counterparty capital, which is 3, is comprised of 11,618,762 units of the mutual fund known as Fondo Común de Inversión Compass Ahorro - Clase B, with settlement upon redemption in 24 hours; the Company’s units total value as of March 31, 2016 amounted to 20.

b)	CNV General Resolution No. 629

Due to General Resolution No. 629 of the CNV, the Company informs that supporting documentation of YPF’s operations, which is not in YPF’s headquarters, is stored in the following companies:

•	Adea S.A. located in Barn 3 – Route 36, Km. 31.5 – Florencio Varela – Province of Buenos Aires.

•	File S.R.L., located in Panamericana and R.S. Peña – Blanco Encalada – Luján de Cuyo –Province of Mendoza.

16. ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN THE ARGENTINE PESO

	March 31, 2016			December 31, 2015
	Amount in currencies other than the Argentine peso	Exchange rate(1)	Total	Amount in currencies other than the Argentine peso	Exchange rate(1)	Total
Noncurrent Assets
Other receivables
US Dollar	40	14.60	584	46	12.94	595
Real	10	4.10	41	10	3.31	33

Total noncurrent assets			625			628

Current Assets
Trade receivables
US Dollar	266	14.60	3,884	307	12.94	3,973
Chilean peso	12,416	0.02	248	16,971	0.02	339
Real	28	4.10	115	15	3.31	50
Other receivables
US Dollar	226	14.60	3,300	407	12.94	5,267
Euro	6	16.61	100	6	14.07	84
Real	5	4.10	21	7	3.31	23
Chilean peso	23	0.02	—	27	0.02	1
Yens	119	0.13	15	119	0.11	13
Cash and equivalents
US Dollar	1,606	14.60	23,448	1,009	12.94	13,056
Chilean peso	764	0.02	15	502	0.02	10
Real	—	4.10	—	4	3.31	13

Total current assets			31,146			22,829

Total assets			31,771			23,457

Noncurrent Liabilities
Provisions
US Dollar	2,801	14.70	41,175	2,774	13.04	36,173
Loans
US Dollar	5,579	14.70	82,006	4,403	13.04	57,417
Real	2	4.14	8	4	3.35	13
Accounts payable
US Dollar	33	14.70	485	37	13.04	482

Total noncurrent liabilities			123,674			94,085

Current Liabilities
Provisions
US Dollar	79	14.70	1,161	80	13.04	1,043
Taxes payable
Real	5	4.10	21	6	3.31	20
Chilean peso	903	0.02	18	1,077	0.02	22
Salaries and social security
US Dollar	6	14.70	88	7	13.04	91
Real	2	4.14	8	2	3.35	7
Chilean peso	371	0.02	7	423	0.02	8
Loans
US Dollar	1,669	14.70	24,534	1,543	13.04	20,121
Real	50	4.14	206	35	3.35	117
Accounts payable
US Dollar	1,768	14.70	25,990	1,877	13.04	24,476
Euro	21	16.76	352	26	14.21	369
Chilean peso	223	0.02	4	1,283	0.02	26
Real	11	4.14	46	14	3.35	47
Yens	20	0.13	3	29	0.11	3

Total current liabilities			52,438			46,350

Total liabilities			176,112			140,435

(1)	Exchange rate in pesos as of March 31, 2016 and December 31, 2015 according to Banco Nación Argentina.

17. SUBSEQUENT EVENTS

On April 29, 2016, a General Ordinary and Extraordinary Shareholders’ Meeting was held, which approved the financial statements of YPF for the fiscal year ended December 31, 2015 and the distribution of earnings (see Note 9). In addition, it approved an increase in the amount of the Global Medium - Term Notes Program of the Company by US$ 2,000 million, for a total maximum nominal outstanding amount at any time of the Program of US$ 10,000 million or its equivalent in other currencies.

In April 2016, the Company issued Series XLVIII and XLIX Negotiable Obligations in an amount of US$ 46 million and 535 million, respectively. Series XLVIII Negotiable Obligations shall accrue interest at a fixed rate with a principal amount maturing in 2020. Series XLIX Negotiable Obligations shall accrue interest at a variable rate (BADLAR) with a principal amount maturing in 2020.

As of the date of the issuance of these condensed interim consolidated financial statements, there are no other significant subsequent events that require adjustments or disclosure in the condensed interim consolidated financial statements of the Group as of March 31, 2016 which were not already considered in such consolidated financial statements according to IFRS.

MIGUEL ANGEL GUTIERREZ
President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 18, 2016	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer